AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CORMEDIX, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

CORMEDIX, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY:

1.        That the name of this corporation is CorMedix, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on July 28, 2006 under the name Picton Holding Company, Inc.

2.        That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the Corporation is “CorMedix, Inc.” (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle 19808. The name of the registered agent of the Corporation at such address is Corporation Service Company.

THIRD: The purpose or purposes of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of stock which this Corporation is authorized to issue is Fifty Million (50,000,000) shares, consisting of the following three classes: (i) Thirty-Five Million (35,000,000) shares of common stock, $0.001 par value per share (the “Voting Common Stock”), (ii) Five Million (5,000,000) shares of Non-Voting Subordinated Class A Common Stock, $0.001 par value per share (the “Non-Voting Class A Common Stock”), and (iii) Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share (the “Preferred Stock”). The Voting Common Stock shall consist of one series comprised of 35,000,000 shares and is designated “Series A Common Stock.”

The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of a majority in voting power of the outstanding capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

Except as otherwise expressly provided herein, the shares of Non-Voting Class A Common Stock shall have the same powers, preferences, rights, qualifications, limitations and restrictions, on an as-converted basis, as the shares of Series A Common Stock.

1.    Liquidation.

(a)        Upon a Liquidation (as defined below), and subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Voting Common Stock with respect to a Liquidation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Voting Common Stock shall be entitled to receive, out of the remaining assets of the Corporation available for distribution to its stockholders, an aggregate amount (the “Preference Amount”) equal to $20,000,000 before any distribution shall be made to the holders of Non-Voting Class A Common Stock, or any other class or series of capital stock of the Corporation that ranks junior to the Voting Common Stock. If upon any Liquidation the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of Voting Common Stock the full Preference Amount to which they shall be entitled, the holders of Voting Common Stock shall share pro rata in any distribution of assets in accordance with their respective Preference Amount.

(b)        Upon any Liquidation, after payment in full of the Preference Amount, the holders of shares of Voting Common Stock and Non-Voting Class A Common Stock (participating on an as converted basis as determined pursuant to Section 3 hereof) shall be entitled to share pro rata in the distribution of the remaining assets of the Corporation.

(c)        “Liquidation” means any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, other than any dissolution, liquidation or winding up in connection with any reincorporation of the Corporation in another jurisdiction. For the avoidance of doubt, (i) the sale of all or substantially all of the Corporation’s assets, (ii) the sale or transfer of the outstanding shares of capital stock of the Corporation, or (iii) the merger or consolidation of the Corporation with another person or entity, in the case of a transaction described in clauses (ii) and (iii) above, under circumstances which result in the holders of a majority of the voting power of outstanding capital stock of the Corporation, immediately prior to such transaction, owning less than a majority of the voting power of the outstanding capital stock of the Corporation or the surviving or resulting corporation or acquirer, as the case may be, immediately following such transaction (any of the transactions described in clauses (i) through (iii) above, a “Sale”) shall not be deemed to be a Liquidation hereunder, but may, if such transaction otherwise satisfies the criteria described in Section 3(a) below, constitute an Automatic Conversion Event (as defined in Section 3(a) below). In the event of a Sale that does not constitute an Automatic Conversion Event, the Corporation shall make appropriate provision to ensure that the applicable terms of this Article FOURTH survive any such transaction.

2.    Voting Rights; Other Rights.

The holders of the Voting Common Stock shall be entitled to one vote for each share of Voting Common Stock standing in such holder’s name on the transfer books of the Corporation.

The holders of Non-Voting Class A Common Stock, except as otherwise required under Delaware law, shall not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation.

3.    Automatic Conversion of Non-Voting Class A Common Stock.

(a)        Upon the earliest to occur of the closing of an equity financing or series of related equity financings by the Corporation resulting in aggregate gross cash proceeds (before commissions or other expenses) to the Corporation of at least $5,000,000 (an “Automatic Conversion Event”), each share of Non-Voting Class A Common Stock then outstanding shall, by virtue of and simultaneously with the occurrence of such Automatic Conversion Event, without any further action by the Corporation or its stockholders, automatically convert into a number of fully paid and nonassessable shares of Series A Common Stock equal to the Conversion Rate (as defined below), as last adjusted and then in effect (the resulting number of shares of Series A Common Stock, the “Conversion Shares”). The “Conversion Rate” shall initially be one as of the date hereof and shall be subject to adjustment from time to time in accordance with Section 3(b) below.

(b)        The Conversion Rate shall be subject to adjustment from time to time as follows:

(i)       If, at any time after the filing date of this Amended and Restated Certificate of Incorporation, the number of shares of Series A Common Stock outstanding is increased by a stock dividend payable in shares of Series A Common Stock or by a subdivision or stock split of shares of Series A Common Stock without a comparable dividend, subdivision or stock split of the shares of Non-Voting Class A Common Stock, then, following the record date for the determination of holders of Series A Common Stock entitled to receive such stock dividend, subdivision or stock split, the Conversion Rate shall be appropriately increased, as necessary, so that the number of shares of Series A Common Stock issuable on conversion of each share of Non-Voting Class A Common Stock shall be increased in proportion to such increase in outstanding shares of Series A Common Stock. The provisions of this clause shall similarly apply to successive stock dividends, subdivisions or stock splits.

(ii)      If, at any time after the filing date of this Amended and Restated Certificate of Incorporation, the number of shares of Series A Common Stock outstanding is decreased by a combination or reverse stock split of the outstanding shares of Series A Common Stock without a comparable combination or reverse stock split of the shares of Non-Voting Class A Common Stock, then, following the record date for such combination or reverse stock split, the Conversion Rate shall be appropriately decreased, as necessary, so that the number of shares of Series A Common Stock issuable on conversion of each share of the Non-Voting Class A Common Stock shall be decreased in proportion to such decrease in outstanding shares of Series A Common Stock. The provisions of this clause shall similarly apply to successive combinations or reverse stock splits.

(iii)     Except in connection with a Liquidation, in the event of any capital reorganization of the Corporation, any reclassification of the stock of the Corporation (other than a change in par value or from no par value to par value or from par value to no par value or as a result of a stock dividend or subdivision, stock split, combination or reverse stock split), or any consolidation or merger of the Corporation, each share of Non-Voting Class A Common Stock shall after such reorganization, reclassification, consolidation, or merger be convertible into the kind and number of shares of stock or other securities or property of the Corporation or of the corporation resulting from such consolidation or surviving such merger to which the holder of the number of shares of Series A Common Stock deliverable (immediately prior to the time of such reorganization, reclassification, consolidation or merger) upon conversion of such share of Non-Voting Class A Common Stock would have been entitled upon such reorganization, reclassification, consolidation or merger. The provisions of this clause shall similarly apply to successive reorganizations, reclassifications, consolidations or mergers.

(iv)    All calculations under this paragraph shall be made to the nearest one hundredth (1/100) of a cent or the nearest one tenth (1/10) of a share, as the case may be.

(c)        Procedures Applicable Upon Conversion.

(i)      As promptly as practicable after the occurrence of an event requiring automatic conversion and the delivery to the Corporation of the certificate or certificates formerly representing Non-Voting Class A Common Stock (“Shares Subject to Conversion”) which have been converted into shares of Series A Common Stock, in each case duly endorsed or assigned in blank to the Corporation (if required by it), the Corporation shall issue and deliver to or upon the written order of each holder of Shares Subject to Conversion, to the place designated by such holder, a certificate or certificates for that number of shares of Series A Common Stock equal to the number of Conversion Shares. Notwithstanding the foregoing, effective as of the occurrence of the event requiring conversion, the persons entitled to receive the shares of Series A Common Stock issuable upon conversion of the Shares Subject to Conversion shall be treated for all purposes as the record holder or holders of such shares of Series A Common Stock as of such time and the certificates formerly representing Shares Subject to Conversion shall, without any further act of the Corporation or its stockholders, be deemed for all purposes to represent the number of shares of Series A Common Stock into which the Shares Subject to Conversion formerly represented by such certificates have been converted.

(ii)      No fractional shares of Series A Common Stock shall be issued upon conversion of Shares Subject to Conversion. Upon conversion, instead of any fractional shares of Series A Common Stock which would otherwise be issuable upon conversion of any Shares Subject to Conversion, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to the then fair market value, as determined in good faith by the Board of Directors of the Corporation (the “Board of Directors”), of a share of Series A Common Stock multiplied by such fractional interest. Fractional interests shall not be entitled to dividends, and the holders of fractional interests shall not be entitled to any rights as stockholders of the Corporation in respect of such fractional interest.

(iii)     The Corporation shall reserve, and at all times from and after the filing date of this Amended and Restated Certificate of Incorporation up to and including the time of an Automatic Conversion Event keep reserved, free from preemptive rights, out of its authorized but unissued shares of Series A Common Stock, a sufficient number of shares of Series A Common Stock to provide for the automatic conversion of all outstanding shares of Non-Voting Class A Common Stock.

FIFTH: The Board of Directors shall have the power to adopt, amend, alter or repeal the by-laws.

SIXTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director to the fullest extent of the law.

SEVENTH: Unless and except to the extent that the bylaws of the Corporation shall so require, the election of the directors of the Corporation need not be by written ballot.

EIGHTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article EIGHTH.

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3.        That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.        That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation’s Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this Fifth day of October, 2009.

CORMEDIX, INC.

By:	/s/ John Houghton
John Houghton
President and Chief Executive Officer